UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 24, 2020

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On March 24, 2020, we issued an investor communication discussing the current market in light of the coronavirus outbreak and the potential impact on our offering. The text of the communication is set forth below.

Dear Investors,

Like most of you, we have been closely monitoring the developments of the outbreak of COVID-19 (the “coronavirus”). This is an unprecedented health event of the modern era, and we hope that you and your families are staying safe.

From an economic perspective, the coronavirus has catalyzed a pullback in the equity markets, and it is likely that an impact will also be felt in hard assets like commercial real estate. With the speed at which things are changing around us, we wanted to keep you updated on your investment in MogulREIT II and the steps we are taking within our portfolio.

We acknowledged in the 2019 shareholder letters that although underlying economic indicators such as low unemployment rate and GDP growth remained positive, rate cuts by the Federal Reserve indicated a tempered economic outlook and we were potentially nearing the end of the longest expansion in American history. During this period, we maintained our rigorous underwriting standards and were highly selective with our acquisition of new investments.

As we entered Q1 2020, our initial five investments were entering Year 3 of their business plans and the majority were preparing for capital events. Our Clover investment refinanced in January 2020 returning half of invested capital, and our Plano Portfolio and Brooklyn Portfolio investments were in the process of refinancing before the coronavirus outbreak. We continue to work on these refinancings, but the lending markets have changed considerably over the recent weeks. Similarly, the investment sales market for multifamily assets has also slowed. For all intents and purposes, we are now assuming that we will be holding all assets with their current debt for the foreseeable future.

As we look forward to the coming months, we are being vigilant by taking steps to protect our downside as well as search for new opportunities that may be exposed due to the market correction. Across MogulREIT II’s multifamily portfolio, our efforts are focused on resident safety and balance sheet management. At our properties, we have communicated proactively with tenants and encouraged them to follow the guidelines of the Center for Disease Control and state government policy. We also have made a conservative shift in our business plans by concentrating on shoring up cash positions at our properties to ensure that we have enough liquidity to weather any potential rent disruption. As all investments in MogulREIT II had varying levels of value-add business plans, we have temporarily paused all unit renovations and major capital improvements as we focus on maintaining cash. We continue to pursue the refinances that were in process prior to the coronavirus outbreak. We have considered refinance options for the remaining investments, but prepayment penalties on the senior loans have made refinancing cost prohibitive at this time. The majority of the MogulREIT II portfolio is in workforce housing, a product type that historically has shown resiliency due to its affordability in times of economic distress, and we will continue to reevaluate our investments so that we are prepared to take advantage of any market changes.

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At the portfolio level, we currently have an ample cash position on MogulREIT II’s balance sheet, and we will be maintaining higher cash reserves in order to weather any potential effects of a lagging rental market. We believe these steps are especially prudent to deal with the unknown economic impact from the coronavirus outbreak. Lastly, while individual properties have debt, we have strategically left the REIT itself unencumbered by any debt, so we will have the freedom to deploy our cash on hand to new opportunities that inevitably arise as a result of this dislocation.

Prior to the coronavirus outbreak, the equity market was starting from a position of unprecedented highs and the unemployment rate from a position of historical lows. In times of uncertainty, cash is king, and we have maintained liquidity to both navigate the market and deploy into new investments. We believe in the long-term appreciation of commercial real estate and, particularly, the value of hard assets to weather difficult times. Market corrections happen, but we have consistently maintained focus on the long-term strategy of MogulREIT II for the benefit of our investors. We believe that we are well-positioned to withstand the current volatility and set MogulREIT II up for opportune acquisitions, capital preservation and long-term growth. MogulREIT II has always intended to be a long-term vehicle for generating income for our investors through value-oriented real estate, and we are grateful that you have put your trust in us to continue to achieve that goal.

/s/Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
Chief Executive Officer, Chief Financial Officer and Secretary	Portfolio Manager

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial
Officer, President, and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager
Date:	March 25, 2020

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